

17016694

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 066985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McDonald Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 E. 9th Street Suite 3700
(No. and Street)

Cleveland (City) OH (State) 44114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skoda Minotti
(Name – *if individual, state last, first, middle name*)

6685 (Address) Beta Drive (City) Mayfield Village (State) OH 44143 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arnold Beatty McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McDonald Partners, as of 03/01, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

GENEVIEVE DIPIETRO
NOTARY PUBLIC • STATE OF OHIO
My commission expires Feb. 24, 2020


GENEVIEVE DIPIETRO, NOTARY PUBLIC
STATE OF OHIO

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


McDonald Partners
Proven. Principled. Progress.

MCDONALD PARTNERS, LLC

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2016

MCDONALD PARTNERS, LLC

YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS



Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE MEMBERS
MCDONALD PARTNERS, LLC

We have audited the accompanying statement of financial condition of McDonald Partners, LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McDonald Partners, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary financial information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
March 1, 2017

MCDONALD PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 47,266	
Restricted cash and deposits	100,054	$ 147,320
Advisory fees and commissions receivable		1,948,334
Prepaid expenses		349,012
		2,444,666
Property and equipment, net		29,763
		$ 2,474,429

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 1,419,422
Escalated rents	104,135
Unearned rebate	100,000
	1,623,557
MEMBERS' EQUITY	850,872
	$ 2,474,429

The accompanying notes are an integral part of these financial statements.

MCDONALD PARTNERS, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2016

REVENUES	
Advisory fees	$ 8,341,775
Commissions	5,498,486
Interest	53
	13,840,314
EXPENSES	
Clearing	633,824
Commissions, employee compensation, and benefits	10,635,214
Communications and data processing	537,846
Depreciation	13,425
Occupancy and equipment rental	568,104
Office expense and other	603,937
Professional	552,035
Property taxes	11,886
Regulatory	91,410
Travel	23,552
Utilities	78,159
	13,749,392
NET INCOME	$ 90,922

The accompanying notes are an integral part of these financial statements.

MCDONALD PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2016

	Members' Equity
Balance at January 1, 2016	$ 759,950
Net Income	90,922
Balance at December 31, 2016	$ 850,872

The accompanying notes are an integral part of these financial statements.

MCDONALD PARTNERS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 90,922
Adjustments to reconcile net income to net cash provided by operating activities:		
Add back (deduct) items not affecting cash:		
Depreciation	$ 13,425	
Cash provided by (used in) changes in the following items:		
Increase in restricted cash and deposits	(10)	
Increase in advisory fees and commissions receivable	(235,975)	
Decrease in prepaid expenses	140,665	
Increase in accounts payable and accrued expenses	1,133	
Increase in escalated rents	87,005	
Decrease in unearned rebate	(50,000)	(43,757)
Net cash provided by operating activities		47,165
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(24,550)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		24,651
CASH AND CASH EQUIVALENTS - END OF YEAR		$ 47,266

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

McDonald Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and in forty states, including the state of Ohio, and one territory. The Company is a member of the Financial Industry Regulation Authority (FINRA).

The Company will continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as an introducing broker-dealer, which includes several classes of services, including principal transactions, agency transactions, and investment advisory businesses. All trades are cleared and settled through an independent clearing broker who is responsible for processing and settling customer transactions on a fully-disclosed basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers all financial instruments with a maturity of less than 90 days, such as money market deposits, to be cash equivalents.

Restricted Cash and Deposits

The Company has a $100,000 interest bearing deposit with its clearing broker pursuant to its clearing agreement.

Commissions

Commissions and related clearings expenses are recorded on a trade-date basis as securities transactions occur. At December 31, 2016, the Company has recorded an unearned rebate of $100,000 which offsets clearing expenses through 2018.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advisory Fees

Investment advisory fees that have been billed to the accounts managed by the Company are recorded in the month earned.

Receivables and Credit Policies

Receivables are uncollateralized broker obligations and advisory fees receivable due under normal trade terms requiring payment within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on receivables with invoice dates over 30 days old.

Receivables are stated at the amount billed. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivables balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining receivables based on historical collectability. In the opinion of management, at December 31, 2016, all receivables were considered collectible and no allowance was necessary.

Depreciation

Property and equipment are recorded at cost. Depreciation is provided by the use of the straight-line method over the estimated useful lives of both furniture and fixtures and office equipment of 5-7 years.

Income Taxes

The Company, with the consent of its members, has elected under Ohio law to be formed as a limited liability company. The operating agreement states that the Company will be treated as a partnership for Federal income and state tax purposes. In lieu of paying taxes at the Company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income or state taxes has been included in these financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Leasing Arrangements

The Company conducts its business in leased properties. Some of the Company's leases contain escalation clauses and renewal options. In accordance with GAAP, the Company recognizes rental expense for the leases that contain predetermined fixed escalation clauses on a straight-line basis over the expected term of the lease. In the accompanying statement of financial condition, the difference between the amounts charged to expense and the contractual minimum lease payment is recorded as a liability of $104,135 at December 31, 2016.

The expected term of a lease is calculated from the date the Company first takes possession of the facility, including any periods of free rent and any option or renewal periods management believes are probable of exercise. This expected term is used in the calculation of straight-line rent expense. Rent abatements and escalations are considered in the calculation of minimum lease payments in determining straight-line expense for operating leases.

Subsequent Events

The Company evaluated subsequent events through March 1, 2017, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

3. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and 15c3-1(a)(2)(iv), as it does not maintain customer accounts. The Company exceeded all net capital requirements.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. The Company was in compliance with this requirement.

4. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

5. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2016, consists of:

Furniture and fixtures	$ 41,170
Office equipment	245,576
	286,746
Less: Accumulated depreciation	(256,983)
Property and equipment, net	$ 29,763

6. COMMITMENTS AND CONTINGENCY

Leases

The Company leases office facilities under a lease expiring in September 2026. Rent expense for the year ended December 31, 2016, was $429,008.

Future annual minimum rentals under the operating lease agreements having remaining terms in excess of one year are as follows:

YEAR ENDING DECEMBER 31	
2017	$ 243,416
2018	249,036
2019	253,891
2020	226,570
2021	225,113
Thereafter	931,147
	$ 2,290,201

The terms of some of the leases provide for the tenant to pay for real estate taxes and common area maintenance costs on the property. The additional amounts are not reflected in the above schedule.

The office leases contain two renewal options for five years with a monthly payment equal to the fair market rent for the premises at the renewal date.

6. COMMITMENTS AND CONTINGENCY (continued)

Litigation

The Company, from time to time, is a defendant in various actions filed by individuals or companies. The ultimate outcome of these actions is not determinable; however, in the opinion of management, the ultimate outcome will have no material effect on the Company's financial position.

7. RETIREMENT SAVINGS PLAN

The Company has a 401(k) profit sharing retirement savings plan covering all employees who have completed twelve months of service and are at least 21 years of age. The Company may make discretionary contributions to the Plan as determined by the members. There were no discretionary contributions for 2016.

8. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2016, the Company recorded $225,000 of professional expenses for services performed by an entity owned by the managing member.

MCDONALD PARTNERS, LLC

SUPPLEMENTARY FINANCIAL INFORMATION

DECEMBER 31, 2016

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3

Not applicable due to exemption under Section (k)(2)(ii) of Rule 15c3-3.

RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE REQUIREMENT COMPUTATION

There are no material differences between the computation of net capital under Rule 15c3-1 as prepared by the Company and filed with their most recent Part IIA unaudited report and schedule included with these statements.

The Company did not file the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 due to the exemption under Section (k)(2)(ii) of Rule 15c3-3.

See the Report of the Independent Registered Public Accounting Firm.

MCDONALD PARTNERS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2016

FORM X-17A-5 LINE		
	COMPUTATION OF NET CAPITAL:	
1	Total members' equity from statement of financial condition	$ 850,872
2	Less: Members' equity not allowable for net capital	-
3	Total members' equity qualified for net capital	850,872
6D	Total other deductions	(378,775)
8	Net capital before haircuts on security positions	472,097
9	Haircuts on securities pursuant to 15c3-1	(37,221)
10	Net capital	$ 434,876
	COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
11	Minimum net capital required	$ 108,237
12	Minimum dollar requirement	$ 50,000
13	Net capital requirement	$ 108,237
14	Excess net capital	
	Net capital	$ 434,876
	Less: Net capital requirement	(108,237)
	Total	$ 326,639
15	Net capital less the greater of 10% of line 19 or 120% of line 12	$ 272,520
	AGGREGATE INDEBTEDNESS:	
16 and 19	Aggregate indebtedness liabilities	$ 1,623,557
20	Percent of aggregate indebtedness to net capital	373.34%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%

See the Report of the Independent Registered Public Accounting Firm.

MCDONALD PARTNERS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2016

	AUDITED	UNAUDITED	INCREASE (DECREASE)
COMPUTATION OF NET CAPITAL:			
Total members' equity from statement of financial condition	$ 850,872	$ 850,874	$ (2)
Other deductions	(378,775)	(415,996)	37,221
Haircuts on securities pursuant to 15c3-1	(37,221)	-	(37,221)
Net capital	$ 434,876	$ 434,878	$ (2)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Minimum dollar requirement	$ 50,000	$ 50,000	$ -
Net capital requirement	$ 108,237	$ 108,237	$ -
Excess net capital			
Net capital	$ 434,876	$ 434,878	$ (2)
Less: Net capital requirement	(108,237)	(108,237)	-
Total	$ 326,639	$ 326,641	$ (2)
Excess net capital less certain adjustments	$ 272,520	$ 272,522	$ (2)
AGGREGATE INDEBTEDNESS:			
Aggregate indebtedness liabilities	$ 1,623,557	$ 1,623,557	$ 0
Percent of aggregate indebtedness to net capital	373.34%	373.34%	-
Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	-

See the Report of the Independent Registered Public Accounting Firm.

ASSERTIONS OF BROKER-DEALER CLAIMING EXEMPTION
FROM SEC RULE 15c3-3

The undersigned, as member of management of McDonald Partners, LLC ("we" or "the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of 17 C.F.R. § ·15c3-3(k) by operating under the exemption provided by 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions").

Statement Regarding Meeting Exemption Provision:

We have met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception.

McDonald Partners, LLC

By:



3/1/17
Date



SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

TO THE MEMBERS
MCDONALD PARTNERS, LLC

We have reviewed management's statements, included in the accompanying Assertions of a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3, in which (1) McDonald Partners, LLC (the Company), identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year except as identified in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
March 1, 2017



Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

TO THE MEMBERS
MCDONALD PARTNERS, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by McDonald Partners, LLC (MP) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating MP's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). MP's management is responsible for MP's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
March 1, 2017

Akron | 3320 W. Market Street, Suite 300, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com
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